NEWS RELEASE

October 13, 2010

Trading Symbols:

AMM :TSX, AAU : NYSE AMEX

www.almadenminerals.com

Almaden Minerals Ltd. Announces Closing of Private Placement

Almaden Minerals Ltd. (the “Company”) announces that it has closed the Flow Through Private Placement consisting of 81,200 Common Shares at a price of $3.50 per Share. The hold period in Canada on the securities expires on February 14, 2011.

Cash commissions totalling $8,400 have been paid.

The funds generated from the placement are to be used for the expansion of the Company's ongoing Elk project two rig development drill program. This program has returned encouraging results (see news release of September 28, 2010) and with these funds will be extended to the end of October.

On Behalf of the Board of Directors

    “Duane Poliquin”

_____________________

Duane Poliquin

Chairman and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE Amex have reviewed or accepted any responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management."  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.